================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 2)


                                  SALTON, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    795757103
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                OCTOBER 26, 2006
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 9
---------------------------                          ---------------------------


         This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on June 2, 2006, as amended October 20, 2006 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a member of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a member of HMC, and Michael D. Luce, a member of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael
D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"), relating to the Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On October 26, 2006, the Master Fund entered into a confidentiality agreement with the Issuer, a copy of which is incorporated by reference into
Item 4 and included as Exhibit F. In addition to customary confidentiality provisions, the agreement contains a 90-day standstill period during which the Master Fund and certain other entities may not, subject to certain exceptions, take certain enumerated actions in respect of the Issuer and its securities; provided that the standstill period will terminate sooner than 90 days upon the occurrence of a Significant Event (as defined in Paragraph 12 of the confidentiality agreement).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

                EXHIBIT DESCRIPTION

                A      Agreement between the Reporting Persons to file jointly
                F      Confidentiality Agreement, dated October 26, 2006,
                       between the Master Fund and the Issuer.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 10
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 11
---------------------------                          ---------------------------



                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce






October 26, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------

                                                                      EXHIBIT A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 2, dated October 26, 2006 relating to the Common Stock, of Salton, Inc. shall be filed on behalf of the undersigned.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------



                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce




October 26, 2006

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


                                                                    EXHIBIT F
                                                                    ---------


                                 [LETTERHEAD]

                               October 26, 2006


Harbinger Capital Partners Master Fund I, Ltd.
c/o 555 Madison Avenue, 16th Floor
New York, New York  10022

                           CONFIDENTIALITY AGREEMENT

Dear Sirs:

        In connection with discussions between Harbinger Capital Partners Master Fund I, Ltd. (together with Harbinger Capital Partners Offshore Manager, L.L.C., "Harbinger") and Salton, Inc. (including its direct and indirect subsidiaries, "Salton") concerning a possible transaction involving Harbinger and Salton, each of us is prepared to furnish to the other certain information that is confidential, proprietary or otherwise not generally available to the public to assist the other in making an evaluation (the "Evaluation") of such a possible transaction (the "Transaction"). In consideration thereof and as a condition thereto, we each agree as follows:

        1. NONDISCLOSURE OF INFORMATION. Except as otherwise specifically provided herein, each of us will (a) keep the Information (as hereinafter defined) furnished to us by the other party and its Representatives (as hereinafter defined) confidential, and (b) not use any such Information other than in connection with our respective Evaluations and negotiation or pursuit of a Transaction. Each of us may, however, disclose any such Information to our respective Representatives, but only if such Representatives reasonably need to know such Information in connection with our respective Evaluations. Each of us will (A) inform our respective Representatives receiving any such Information of the confidential nature thereof and of this letter agreement, (B) direct our respective Representatives to treat any such Information confidentially and not to use it other than in connection with our respective Evaluations and the negotiation or pursuit of a Transaction or as otherwise specifically permitted herein, and (C) be responsible for any of our respective Representatives' improper use of any such Information (including, without limitation, by such Representatives who, subsequent to the first date of disclosure of Information hereunder, become our former Representatives). Except as otherwise specifically provided herein or required by law or securities exchange regulations, without the prior consent of the other party, each of us will not and will each direct our respective Representatives not to, disclose to any third person (1) that any such Information has been made available to us or (2) any other facts with respect to any such discussions. For the avoidance of doubt, Salton agrees and acknowledges that Harbinger (i) is required to file this letter agreement, and any amendment, modification or supplement hereto, on an amended Schedule 13D upon its execution and delivery, (ii) may (except as provided in clause (iii) below), to the extent required by applicable law, rule or regulation (as determined after consultation by Harbinger with Harbinger's outside counsel), make any disclosures that are otherwise restricted or prohibited herein and
(iii) may, to the extent required by applicable law, rule or regulation (as determined after consultation by Harbinger with Harbinger's outside counsel), disclose that Information has been made available to Harbinger and/or that Harbinger is engaged in discussions with Salton in connection with the transactions contemplated by the APN Merger Agreement (as defined below),

Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 2


including, without limitation, any such disclosures that are required to be made in an amended Schedule 13D by Harbinger for Applica Incorporated ("Applica") and/or in any preliminary or definitive proxy statement in respect of such merger, PROVIDED, in the case of this clause (iii), that Harbinger will use its reasonable efforts to notify Salton at least forty-eight hours in advance of such disclosures.

        2. NOTICE PRECEDING COMPELLED DISCLOSURE. If we or any of our respective Representatives are requested to disclose any of the Information furnished to us by the other party and/or its Representatives, if permitted, we will promptly notify the party which furnished such Information to permit it to seek at its sole expense a protective order. Each of us also will reasonably cooperate in such party's efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Information. If, in the absence of a protective order, either of us or our respective Representatives are, in the opinion of our respective counsel, compelled as a matter of law to disclose any such Information to a third party, we may disclose to the third party compelling disclosure without liability hereunder that part of such Information as the disclosing party determines in good faith is required by law to be disclosed (in which case, prior to such disclosure, we will use reasonable efforts to advise and consult with the party furnishing such Information and its counsel as to such disclosure and the nature and wording of such disclosure) and we will each use our respective reasonable efforts to obtain confidential treatment therefor.

        3. TREATMENT OF INFORMATION. Each of us will treat and maintain such Information in substantially the same manner as we treat and maintain confidential information in the ordinary course of our respective business. Reasonably promptly following the written request of such other party, we and our respective Representatives will return to the other party all tangible Information which has been provided to us by the other party and its Representatives and will destroy (or, at our option, return to the other party) all Information furnished by the other party and its Representatives that has been prepared by such party and its Representatives. Such destruction (or return) will be confirmed in writing to such other party. Any such Information that is not so destroyed (or returned) will nonetheless remain subject to this letter agreement during any remaining term hereof. Notwithstanding the foregoing, we and our respective Representatives may retain on a confidential basis one copy of our work product based on or incorporating the Information in order to comply with legal or regulatory requirements, as well as any and all
(i) e-mails and any attachments contained in such e-mails and (ii) any electronic files, each of which are automatically saved pursuant to legal or regulatory requirements.

        4. PUBLIC INFORMATION. Each of us agrees that this letter agreement will not apply to such portions of the Information furnished to us by the other party or its Representatives that (a) are, at the time of disclosure, already in our possession, provided that the source of such Information was not known by the receiving party to be prohibited from disclosing such portions by a contractual, legal or fiduciary obligation to the other party, (b) are or become generally available to the public other than as a result of a breach of this letter agreement by the party to which such Information was furnished or

Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 3


its Representatives, (c) are or become available to the party to which it was furnished hereunder on a non-confidential basis from a source, other than from the other party or its Representatives, which the receiving party believes, after reasonable inquiry, was not prohibited from so disclosing such portions by a contractual, legal or fiduciary obligation or (d) are independently developed by the party to which it was furnished without use of any Information provided hereunder.

        5. NO WARRANTY OF ACCURACY. Each of us will endeavor to include in the Information furnished to the other materials we believe to be relevant for the other party's Evaluation, but we acknowledge that neither of us nor any of our Representatives make any representation or warranty as to the accuracy or completeness of any Information furnished to the other party. We each agree that neither we nor any of our respective Representatives will have any liability hereunder to the other party or the other party's Representatives resulting from the use of the Information furnished by the other party or any of the other party's Representatives.

        6.      CERTAIN ACTIONS.

                (a) COORDINATION OF CONTACTS. During the course of our respective Evaluations, we each agree that we will not, and will instruct our respective Representatives not to, except within the terms of a specific written request from the other party, initiate contact with any director, officer, or employee at Harbinger or Salton (except members of the board of directors, Leon Dreimann, William B. Rue and William Lutz) in connection with any matter referred to in this letter agreement; PROVIDED, that, subject to Paragraph 12, the parties agree that the foregoing shall not limit or restrict in any manner the ability of Harbinger to communicate with other stockholders or creditors of Salton.

                (b)     NON-SOLICITATION.  We each  agree  that for a period of
one year from the date of this letter agreement we will not solicit for employment, directly or indirectly, any senior executive officer of the other party, except as such employment may be accomplished pursuant to the consummation of a transaction between the parties as contemplated by this letter agreement; PROVIDED, that the foregoing shall not preclude solicitation by either party through general advertising not specifically directed at the other party.

                (c) SURVIVAL. The foregoing provisions of this Paragraph 6 will remain in effect for the periods specified herein notwithstanding that some or all of the Information has become publicly disclosed or outdated or that any portion of this letter agreement has become inoperative as to any portion of the Information, except that the provisions of Paragraph 6(a) shall terminate in the event of a Significant Event (as defined below).

        7. CERTAIN OBLIGATIONS ONLY ON DEFINITIVE AGREEMENT. No agreement providing for any Transaction will be deemed to exist unless and until a Definitive Agreement has been executed and delivered by each of us and each of the other parties thereto. Unless and until a Definitive Agreement has been so executed and delivered, neither of us nor any of our respective Representatives has any legal obligation to the other or any of its affiliates of any kind with respect to any Transaction, except, in the case of this letter agreement, for

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Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 4


the matter specifically agreed to herein. For purposes of this Paragraph 7, the term "Definitive Agreement" does not include a letter of intent or any other preliminary written agreement, whether or not executed, nor does it include any actual or purported written or verbal acceptance of any offer or proposal.
Except as otherwise expressly agreed in writing or as expressly provided herein, each of us and our respective Representatives will be free to conduct the process relating to any Transaction as they in their sole discretion determine (including, without limitation, changing any procedures relating to a Transaction, or negotiating with and entering into a Definitive Agreement with any other person, without in any such case prior notice to the other of us or any other person). Notwithstanding anything to the contrary herein, this letter agreement shall not constitute or operate as a waiver of any claim, cause of action or other right that Harbinger may have, whether existing prior to, on or after the date hereof, in its capacity as a stockholder or creditor of Salton.

        8. GENERAL PROVISIONS. No failure or delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right. This letter agreement will be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Money damages may not be a sufficient remedy for any violation of the terms of this letter agreement and, accordingly, each of us will be entitled to seek specific performance and injunctive relief as remedies for any violation, in addition to all other remedies available at law or equity. Except as otherwise expressly provided in this letter agreement, the obligations under this letter agreement shall terminate eighteen months from the date first set forth above. We consent to personal jurisdiction in any action brought in any federal or state court within the State of Delaware having subject matter jurisdiction in the matter for purposes of any action arising out of this letter agreement. This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

        9. CERTAIN DEFINITIONS. As used in this letter agreement, (a) the terms "we", "us" and "our" shall be deemed to include the signatories to this letter agreement, (b) the term "Information" shall include all information
(written or otherwise) that is confidential, proprietary or otherwise nor generally available to the public and is furnished by one party to the other, whether furnished by such party or by its respective Representatives, together with all written or electronically stored documentation prepared by the party receiving such information or its respective Representatives that is based on or reflects, in whole or in part, such information or the Evaluation (such prepared documentation being deemed for purposes of this letter agreement to have been "furnished"), (c) the term "Representative" shall include any director, officer, employee, agent, consultant, lender, financing provider, advisor or representative, including without limitation, any accountant, attorney and financial advisor having an obligation or duty of confidentiality to the receiving party (and, for the avoidance of doubt, following (but only following) the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated October 19, 2006, by and among APN Holding Company, Inc., APN Mergersub, Inc. and Applica (the "APN Merger Agreement"), shall include each of the foregoing of the Surviving Corporation (as defined in the APN Merger Agreement) and its subsidiaries as Representatives of

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Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 5


Harbinger), (d) the term "person" shall be broadly interpreted to include, without limitation, any corporation, company, group, partnership or other entity or individual and (e) the term "Harbinger Affiliate" shall mean controlled affiliates (which, for this purpose, shall not include any person with respect to which Harbinger does not either own a majority of the voting securities or have the right, by contract or otherwise, to designate or appoint a majority of the board of directors or equivalent body) of Harbinger, which, for the avoidance of doubt, will include Applica and its subsidiaries only after the closing of the transactions contemplated by the APN Merger Agreement.

        10. TRADING ON MATERIAL NON-PUBLIC INFORMATION. We each hereby acknowledge that we are aware and that our respective Representatives have been advised by us that, under certain circumstances, the United States securities laws may prohibit a person who has received material, non-public information from an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities. The parties further acknowledge that certain Information could be considered material non-public information. Nothing in this Paragraph 10 is intended to restrict the ability to trade in securities of any kind to the extent in compliance with applicable securities laws.

        11. COMMONALITY OF INTEREST. To the extent that any of the Information may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, Salton and Harbinger understand and agree that they have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the disclosure of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege and any such Information shall remain entitled to all protection under these privileges, this letter agreement and under the joint defense doctrine. Nothing in this letter agreement obligates any party to reveal material to the other party that is subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

        12. STANDSTILL AGREEMENT. As of the date of this letter agreement, except as previously disclosed in any Schedule 13D or amendment thereto filed with the Securities and Exchange Commission, neither of us beneficially owns any Voting Securities of the other party. We each agree that for a period of 90 days from and including the date of this letter agreement (the "Standstill Period"), except in accordance with the terms of a specific written agreement between the parties, neither party (nor any Harbinger Affiliate, and Harbinger agrees to so cause and direct such Harbinger Affiliates), nor any of their respective Representatives as an advisor to such party, (i) will (or will cause or direct another person to) propose or publicly announce or otherwise disclose an intent to propose, or enter into or agree to enter into, singly or with any other person, (A) any form of business combination, acquisition or other transaction other than in the ordinary course of business relating to the other party or any of its subsidiaries, (B) any form of restructuring,

Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 6


recapitalization or similar transaction with respect to the other party or any of its subsidiaries, or (C) any demand, request or proposal to amend, waive or terminate any provision of this Paragraph 12 or (ii) will (or will cause or direct another person to) (V) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any Voting Securities, assets, indebtedness or businesses of the other party or any of its subsidiaries, in each case in excess of those owned on the date hereof, (W) make, or in any way participate in, any solicitation of proxies with respect to any such Voting Securities (including by the execution of action by written consent), become a participant in any election contest with respect to the other party or any of its subsidiaries, seek to influence any person with respect to any such Voting Securities or demand a copy of the list of stockholders or other books and records of the other party or any of its subsidiaries, (X) participate in or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any such Voting Securities, assets, indebtedness or businesses of the other party or any of its subsidiaries or which seeks to affect control of the other party or any of its subsidiaries or has the purpose of circumventing any provision of this letter agreement, (Y) otherwise act, alone or in concert with others (including by providing financing for another person), to seek or to offer to control or influence, in any manner, the management, board of directors, or policies of the other party or any of its subsidiaries, or (Z) make any proposal or other communication designed to compel the other party or any of its subsidiaries to make a public announcement thereof in respect of any matter referred to in this letter agreement. The restrictions contained in this Paragraph 12 shall no longer be applicable upon the occurrence of a Significant Event. A "Significant Event" shall mean any of the following: (i) any person or group (other than Harbinger and/or any Harbinger Affiliate) acquires or publicly offers or announces a bona fide intention to acquire, directly or indirectly, beneficial ownership of Voting Securities of Salton representing 25% or more of the voting power represented by the then outstanding Voting Securities of Salton (including, without limitation, by way of tender or exchange offer), (ii) Salton enters into an agreement with respect to, or publicly announces its intention to enter into, (A) an Acquisition Transaction with any person other than Harbinger and/or any Harbinger Affiliate or (B) any other transaction providing for the sale, transfer, license or other disposition of material assets or properties of Salton (other than in the ordinary course of Salton's business or with respect to those assets previously identified to Harbinger in writing prior to the execution hereof), (iii) Salton publicly announces or otherwise informs Harbinger in writing that it is either not interested in an Acquisition Transaction or no longer conducting a strategic review of its business, (iv) Salton publicly comments on Harbinger in connection with either Salton's strategic review of its business or an Acquisition Transaction, (v) Salton or any other person or group (other than Harbinger and/or any Harbinger Affiliate) mails notice of, provides notice of, or makes a public disclosure of a meeting of Salton's stockholders if the deadline for timely submission by a stockholder in respect of such meeting of either (A) notice of a stockholder proposal or (B) a nomination of persons for the election to the board of directors of Salton is (or becomes), in either case, prior to the close of business on the tenth day following the expiration of the Standstill Period, in each case, except to the extent that such deadline occurred prior to the date hereof, or (vi) a Salton Breach (as defined in Paragraph 14(c)). As used in this paragraph, (a) the terms or phrases "beneficial owner," "election contest," "equity security," "group," "participant," "person," "proxy,"

Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 7


"security" and "solicitation" (and the plurals thereof) have the meanings ascribed to such terms under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, (b) the term "subsidiary" means any person, a majority of the Voting Securities of which are now owned by a party or which become owned by a party at any time during the term of this letter agreement, (c) "Voting Securities" means any securities entitled to be voted generally in the election of directors of any person or any direct or indirect options or other rights to acquire any such securities and (d) an "Acquisition Transaction" shall mean any merger, sale or other business combination or transaction, including by means of a tender or exchange offer, pursuant to which the outstanding Voting Securities of Salton would be converted into cash or securities of any other person or 25% or more of the voting power represented by the then outstanding Voting Securities of Salton would be owned by persons other than current holders of Voting Securities of Salton, or which would result in all or a material portion of the assets of Salton and its subsidiaries, taken as a whole, being transferred to any person or group (other than dispositions of inventory in the ordinary course of Salton's business or with respect to those assets previously identified to Harbinger in writing prior to the execution hereof).

        13.     PERMITTED ACTION.

                (a) Notwithstanding anything to the contrary herein, nothing in this letter agreement shall prohibit or otherwise restrict Harbinger from (i) taking any actions, at any time, that are otherwise restricted or prohibited by Paragraph 12 if and to the extent such actions are solely in the exercise of its rights as a holder of Series C Preferred Stock and/or indebtedness of Salton, including, without limitation, with respect to any votes or withholding of votes or granting or withholding of consents, (ii) voting or withholding from voting at any annual or special meeting of Salton's stockholders or granting or withholding consent, in each case, with respect to any of its shares of Series A Preferred Stock, (iii) acquiring any shares of Series C Preferred Stock, if and to the extent Harbinger has committed prior to the date hereof to acquire such shares from a third party, (iv) taking any actions, at any time, to the extent required by an existing contractual obligation of Harbinger or by law (including applicable securities law rules and regulations), as determined after consultation by Harbinger with Harbinger's outside counsel, to cover any short position of Harbinger in Salton's common stock, to the extent previously disclosed by Harbinger in a
Schedule 13D or amendment thereto, including, without limitation, by purchasing additional shares of Salton's common stock or converting Harbinger's shares of Series A Preferred Stock into common stock of Salton, (v) converting Harbinger's shares of Series A Preferred Stock into common stock of Salton, and/or (vi) disclosing any of the foregoing on an amended Schedule 13D or Form 4 to the extent required by applicable law, rule or regulation.

                (b) Notwithstanding anything to the contrary herein, it is understood that, after the expiration or termination of the standstill restrictions contained in Paragraph 12, nothing in this letter agreement shall prohibit or otherwise restrict Harbinger from (i) commencing, or announcing its intention to commence, a tender or exchange offer for indebtedness or shares of capital stock of Salton, (ii) conducting a proxy or consent solicitation with

Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 8


respect to a meeting of Salton's stockholders, (iii) nominating persons for election to the board of directors of Salton, or (iv) submitting any proposal to the stockholders of Salton (each, a "Permitted Action"). For the avoidance of doubt, it is understood and agreed that, notwithstanding anything to the contrary herein, in connection with any Permitted Action and after the expiration or termination of the standstill restrictions contained in Paragraph 12, Harbinger may, to the extent required by applicable law, rule or regulation, as determined after consultation by Harbinger with Harbinger's outside counsel, publicly disclose all or a portion of the Information.

        14.     CONFIDENTIALITY AGREEMENTS.

                (a) Salton hereby agrees that, to the extent Salton has, within the preceding one year, entered into a confidentiality agreement, other than in the ordinary course of its business in connection with a customary commercial transaction, with any other person that contains standstill restrictions less restrictive than those contained in Paragraph 12 hereof, until the expiration or termination of the standstill restrictions in Paragraph 12, Salton shall not (and shall cause its Representatives to not) provide any information that would be considered Information if provided to Harbinger hereunder to such other person unless and until Salton and such person enter into a confidentiality agreement with standstill restrictions that are at least as restrictive on such other person as those contained in Paragraph 12 hereof.

                (b) Salton hereby agrees that, until the expiration or termination of the standstill restrictions in Paragraph 12, Salton shall not enter into or offer to enter into any confidentiality agreement, other than in the ordinary course of its business in connection with a customary commercial transaction, with any other person that contains any provision regarding standstill restrictions (including the absence thereof) that could be less restrictive on such other person (each a "MFN Provision" and collectively "MFN Provisions") than any provision in Paragraph 12 hereof, unless prior to the execution thereof by Salton, (i) Salton provides written notice to Harbinger that Harbinger may elect to accept any or all of such MFN Provisions and (ii) Salton shall take all actions necessary to amend, modify or supplement this letter agreement to reflect Harbinger's acceptance, if any, of any or all of such MFN Provisions. Under no circumstances shall Harbinger be required to accept any alteration of this Paragraph 14 as part of an election to accept any MFN Provision.

                (c) Salton hereby agrees that it shall immediately notify Harbinger of any breach of Salton's agreements and covenants, in each case in this Paragraph 14, and, in the event of any material such breach (including any failure by Salton to notify Harbinger immediately thereof) (each, a "Salton Breach"), the restrictions on Harbinger contained in Paragraph 12 shall immediately terminate and no longer be applicable to Harbinger.

        15. MATERIAL NON-PUBLIC INFORMATION. Within five business days of receipt by Salton of a written request from Harbinger after the expiration or termination of the standstill restrictions in Paragraph 12, Salton shall disclose, or provide an appropriate and adequate summary of, all of the material non-public information included in the Information on Form 8-K and certify to Harbinger in writing on such date that, to its knowledge, all such

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Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 9


material non-public information has been appropriately and adequately disclosed to the public. To the extent that Salton breaches its obligation under this Paragraph 15 by failing to publicly disclose such material non-public information or provide such certification to Harbinger, and such breach is not cured within two business days of written notice to Salton by Harbinger thereof, then, notwithstanding anything to the contrary herein, Harbinger may publicly disclose such undisclosed Information to the extent it reasonably and in good faith believes, after consultation by Harbinger with Harbinger's outside counsel, that it constitutes material non-public information concerning Salton.

                            {signature page follows}

Harbinger Capital Partners Master Fund I, Ltd.
October 26, 2006
Page 10



         Please sign and return one copy of this letter agreement to evidence your acceptance of and agreement to the foregoing, where upon this letter agreement will become the binding obligation of each of the undersigned.

                                         SALTON, INC.


                                         By: /s/ Marc Levenstein
                                             -------------------------
                                             Name:  Marc Levenstein
                                             Title: Senior Vice President/
                                                    General Counsel





AGREED TO AND ACCEPTED

Harbinger Capital Partners Master Fund I, Ltd.
By:  Harbinger Capital Partners Offshore Manager, L.L.C.,
     as its investment manager


By: /s/ Philip A. Falcone
    ---------------------------
Name:  Philip A. Falcone
Title: Senior Managing Director